K&L GATES                        Kirkpatrick & Lockhart Preston Gates Ellis LLP
                                 1601 K Street NW
                                 Washington, DC  20006-1600
                                 T 202.778.9000   www.klgates.com

                                  June 15, 2007

VIA EDGAR
---------

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

            Re:    First Investors Tax Exempt Funds
                   Registration Statement on Form N-14 (File No. 333-143748)
                   ---------------------------------------------------------

Dear Sir or Madam:

     On behalf of First Investors Tax Exempt Funds ("Trust"), I hereby request, pursuant to Rule 477 under the Securities Act of 1933, as amended, the withdrawal of the above-referenced Registration Statement on Form N-14 filed with the U.S. Securities and Exchange Commission on June 14, 2007 (Accession No. 0000898432-07-000480). Due to an administrative oversight, the Trust inadvertently filed the incorrect document, and as such, requests the withdrawal of the registration statement. The Trust confirms that no securities were sold in connection with the proposed offering. The Trust re-filed the registration statement with the correct document on June 15, 2007.

     If you have any questions concerning the foregoing, please do not hesitate to contact me at (202) 778-9422.

                                     Sincerely,

                                     /s/ Arun Murthy

                                     Arun Murthy


cc:   Ruta M. Carroll
         First Investors Management Company, Inc.

      Francine J. Rosenberger
         Kirkpatrick & Lockhart Preston Gates Ellis LLP